UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated 9 November, 2010

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333- 168347), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on 9 November, 2010, entitled “ACCELERATED REALISATION OF VODAFONE’S INTERESTS IN SOFTBANK”.

9 November 2010

ACCELERATED REALISATION OF VODAFONE’S INTERESTS IN SOFTBANK

Vodafone1 today announces that it has agreed to sell to SoftBank Corp. of Japan (“SoftBank”) its interests2 which were originally received as part of the proceeds from the sale of Vodafone Japan in 2006, for a total consideration of ¥412.5 billion (£3.1 billion).

The consideration will be received in two tranches: ¥212.5 billion (£1.6 billion) in December 2010 and ¥200 billion (£1.5 billion) expected in April 2012. The first tranche of the proceeds will be used to reduce Vodafone Group’s net debt.

The securities had a carrying value of ¥341 billion (£2.6 billion) at 30 September 2010.

Vodafone and SoftBank Mobile Corp. will continue their close commercial partnership in driving Wholesale Applications Community (WAC) initiatives.

About Vodafone

Vodafone is one of the world's largest mobile communications companies by revenue with approximately 343 million controlled and jointly controlled customers as at 30 September 2010. Vodafone currently has equity interests in over 30 countries across five continents and over 40 partner networks worldwide. For more information, please visit www.vodafone.com.

Notes

1 The sellers are Vodafone International Holdings B.V. and Vodafone Overseas Finance Limited, two wholly owned subsidiaries of the Vodafone Group

2 The interests represent Loan Notes issued by SoftBank Mobile Corp., Preferred Stock and Share Acquisition Rights issued by BB Mobile Corp., both subsidiaries of SoftBank Corp.

For further information:

Vodafone Group

Investor Relations

Tel: +44 (0)1635 33251

Media Relations

Tel: +44 (0) 1635 664444

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: 9 November, 2010	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company
Secretary